UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AUTOLUS THERAPEUTICS PLC

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100**

(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

With copies to:

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS Renata Kellnerova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,782,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,782,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,782,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14.	TYPE OF REPORTING PERSON IN

*	Consists of 14,782,275 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by PPF Biotech B.V. (formerly known as PPF Capital Partners Fund B.V.) (“PPF Biotech”). See Item 2 of this Amendment No. 10 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 266,094,457 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of August 6, 2024 (as set forth in the Issuer’s quarterly report on Form 10-Q (the “Form 10-Q”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2024).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS AMALAR HOLDING s.r.o.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,782,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,782,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,782,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,782,275 ADSs representing Ordinary Shares of the Issuer held of record by PPF Biotech. See Item 2 of this Amendment No. 10 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 266,094,457 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of August 6, 2024 (as set forth in the Form 10-Q).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF GROUP N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,782,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,782,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,782,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,782,275 ADSs representing Ordinary Shares of the Issuer held of record by PPF Biotech. See Item 2 of this Amendment No. 10 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 266,094,457 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of August 6, 2024 (as set forth in the Form 10-Q).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF BIOTECH B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,782,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,782,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,782,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,782,275 ADSs representing Ordinary Shares of the Issuer held of record by the reporting person.
**	This percentage is calculated based on 266,094,457 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of August 6, 2024 (as set forth in the Form 10-Q).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 10 to the Schedule 13D (as defined below) (the “Amendment No. 10”) amends and supplements certain items of the Schedule 13D related to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share, of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on April 22, 2020, Amendment No. 2 to the Original Schedule 13D filed on June 15, 2020, Amendment No. 3 to the Original Schedule 13D filed on July 6, 2020, Amendment No. 4 to the Original Schedule 13D filed on July 20, 2020, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2020, Amendment No. 6 to the Original Schedule 13D filed on August 13, 2020, Amendment No. 7 to the Original Schedule 13D filed on June 23, 2021, Amendment No. 8 to the Original Schedule 13D filed on October 5, 2022 and Amendment No. 9 to the Original Schedule 13D filed on March 25, 2024 (as so amended, the “Schedule 13D”). This Amendment No. 10 is being filed solely to add AMALAR HOLDING s.r.o. ((“Amalar,” and together with Renata Kellnerova, PPF Group N.V. (“PPF Group”) and PPF Biotech B.V. (“PPF Biotech”), the “Reporting Persons”)) as a Reporting Person due to an internal restructuring among the other Reporting Persons. Except as set forth below, all items of the Schedule 13D remain unchanged. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

The list of Reporting Persons in Item 2(a) of the Schedule 13D is hereby amended and supplemented to include Amalar, a limited liability company organized and existing under the laws of the Czech Republic. Additionally, the last sentence of the first paragraph of Item 2(a) of the Schedule 13D is hereby amended and restated with the following, which explains the relationship of Amalar to the other Reporting Persons:

The principal shareholder of PPF Biotech is PPF Group, and the majority shareholder of PPF Group is Amalar, of which Mrs. Kellnerova is the majority owner.

The last sentence of the second paragraph in Item 2(a) of the Schedule 13D is also hereby amended and restated by replacing it with the following:

The Reporting Persons have entered into a Joint Filing Agreement dated October 25, 2024, pursuant to Rule 13d-1(k) under the Exchange Act, a copy of which is attached as Exhibit 7.1 to this Amendment No. 10.

Item 2(b) of the Schedule 13D is hereby amended and supplemented to include the following:

The principal business address of Amalar is Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.

Item 2(c) of the Schedule 13D is hereby amended and supplemented to include the following:

The principal business of Amalar is to act as a holding company for certain investments of Mrs. Kellnerova and her daughters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by replacing it with the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The percentage ownership of the ADSs representing Ordinary Shares is calculated based on 266,094,457 Ordinary Shares outstanding (including Ordinary Shares in the form of ADSs) as of August 6, 2024 (as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 8, 2024).

(a) Aggregate number and percentage of securities

PPF Biotech is the owner of record of 14,782,275 Ordinary Shares represented by ADSs beneficially owned, or 5.6% of the Ordinary Shares of the Issuer. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by PPF Biotech. Each of the Reporting Persons disclaims beneficial ownership in all Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to this Schedule 13D and Item 2 of this Schedule 13D for the aggregate number of Ordinary Shares beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on 266,094,457 Ordinary Shares outstanding (including Ordinary Shares in the form of ADSs) as of August 6, 2024 (as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on March 17, 2024).

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons and, to the knowledge of the Reporting Persons, the Covered Persons have not effected any transactions in the Ordinary Shares or the ADSs of the Issuer during the past 60 days.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace Exhibit 99.1 and to add Exhibit 99.3 as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of October 25, 2024.

Exhibit 99.3	Power of Attorney of AMALAR HOLDING s.r.o., dated as of August 5, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

Renata Kellnerova

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

AMALAR HOLDING S.R.O.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF BIOTECH B.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact